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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                        Commission File Number 000-30522

                           NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

                       For Period Ended: December 31, 1999

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                       For the Transition Period Ended: _____________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

CEREUS TECHNOLOGY PARTNERS, INC.
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Full Name of Registrant

Former Name if Applicable

1000 ABERNATHY ROAD, SUITE 1000
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Address of Principal Executive Office (STREET AND NUMBER)

ATLANTA, GEORGIA 30328
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City, State and Zip Code



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                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach extra sheets if needed)

         The Registrant is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 1999 in a timely manner without unreasonable effort or expense due to recent changes in its senior management, which has delayed the finalization and preparation of the Registrant's financial statements and other information to be provided to the Registrant's recently engaged accountants, KPMG LLP, in connection with its audit of the Registrant's financial statements for the year ended December 31, 1999. Specifically, Steven A. Odom became the Chairman and Chief Executive Officer of the Registrant effective as of January 10, 2000, Juliet M. Reising became the Chief Financial Officer of the Registrant effective as of March 23, 2000, and the Registrant engaged KPMG LLP effective as of February 10, 2000. The Registrant's previous accounting firm resigned on December 10, 1999.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Steven A. Odom                  (770)            668-0900
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             (Name)                   Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter


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         period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

                  Due to the significant changes in the Registrant's operations resulting from acquisitions completed during the year ended December 31, 1999, the Registrant anticipates that its results of operations for such year will be significantly different from its results of operations for the year ended December 31, 1998. Due to the recent changes in the Registrant's senior management and accounting firm and the resulting delay in the finalization and preparation of the Registrant's financial statements and other information, as noted above, the Registrant is unable to accurately provide a reasonable estimate of its results of operations for the year ended December 31, 1999.

                        CEREUS TECHNOLOGY PARTNERS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 31, 2000                  By:  /s/ Steven A. Odom
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                                          Steven A. Odom
                                          Chairman and Chief Executive Officer





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